SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

PRIVATE MEDIA GROUP, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

74266R104
(CUSIP Number)

Ilan Bunimovitz
515 Arkansas Street
San Francisco, California  94107
(415) 385-4962

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 20, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CIK No. 74266R104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ilan Bunimovitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,875,951 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,875,951 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,951 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.94% (See Item 5)
14	TYPE OF REPORTING PERSON IN (See Item 4)

CIK No. 74266R104

Item 1.                      Security and Issuer.

This statement relates to the common stock, $0.001 par value (the “Common Stock”), of Private Media Group, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at Calle de la Marina 14-16, Floor 18, Suite D, 08005 Barcelona, Spain.  The Issuer’s U.S. principal executive offices are located at 537 Stevenson Street, San Francisco, California 94103.

Item 2.                                Identity and Background.

This statement is filed by Ilan Bunimovitz, an individual.

The residence address of Mr. Bunimovitz is 515 Arkansas Street, San Francisco, California 94107.

Mr. Bunimovitz has been employed by the Issuer as its Chief Executive Officer and is a member of the Board of Directors of the Issuer (the “Board”).  The name and address of the Issuer is stated above in Item 1.  The principal business of the Issuer is to provide high quality adult media content for a wide range of media platforms.  The Issuer purported to terminate for cause the employment of Mr. Bunimovitz as Chief Executive Officer of the Issuer on or about July 19, 2010.  Mr. Bunimovitz is vigorously contesting his purported termination as improper and without legal effect because, among other things, there is no “cause” for terminating Mr. Bunimovitz under the terms of his employment agreement or otherwise, and his termination constituted unlawful retaliation for his raising questions about the propriety and legality of certain actions and transactions by the Chairman which appeared to involve expenditures of the Issuer’s assets for the Chairman’s personal use.  On July 21, 2010, Mr. Bunimovitz’s counsel, Shartsis Friese LLP, sent a letter to the Issuer’s counsel contesting the purported termination of Mr. Bunimovitz.  A copy of this letter is attached to this statement as Exhibit A.

Mr. Bunimovitz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Mr. Bunimovitz is a citizen of the United States.

Item 3.                                Source and Amount of Funds or Other Consideration.

The securities reported in Item 5 as beneficially owned by Mr. Bunimovitz were acquired in connection with the acquisition by the Issuer of Mr. Bunimovitz’s interests in Game Link LLC and eLine LLC on January 20, 2009 pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of January 20, 2009 (the “Merger Agreement”), by and among the Issuer, Mr. Bunimovitz, Game Link LLC, eLine LLC and the other parties named therein.

Item 4.                      Purpose of Transaction.

Mr. Bunimovitz acquired the Common Stock in connection with the acquisition by the Issuer of Mr. Bunimovitz’s interests in Game Link LLC and eLine LLC on January 20, 2009 pursuant to the Merger Agreement.  As stated more fully in Item 2, the Issuer, through a letter from its Chairman, Mr. Berth Milton, purported to terminate for cause the employment of Mr. Bunimovitz as Chief Executive Officer of the Issuer on July 19, 2010.  Mr. Bunimovitz is vigorously contesting the purported action because it was taken in retaliation for Mr. Bunimovitz’s efforts to investigate self-dealing transactions by the Issuer’s Chairman that were possibly contrary to the Issuer’s interests and violative of the federal securities laws.  Mr. Bunimovitz may take such action as he deems advisable to contest his purported termination and to uphold the fiduciary duties owed by the Issuer and its directors to the stockholders.

Mr. Bunimovitz may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as he deems advisable to benefit from changes in market price of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer.  Mr. Bunimovitz may make plans, make proposals, and/or take such other actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, and to acquire additional Common Stock or dispose of all the Common Stock beneficially owned by him, in public market or privately negotiated transactions.  Mr. Bunimovitz may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5.                                Interest in Securities of the Issuer.

(a), (b)                        Mr. Bunimovitz is the beneficial owner of 1,875,951 shares of Common Stock, representing approximately 8.94% of the outstanding shares of Common Stock.  In addition, Mr. Bunimovitz has the right to receive up to 1,112,852 additional shares of Common Stock (the “Earn Out Shares”) contingent on the Issuer meeting certain performance targets, as provided in the Merger Agreement.  Mr. Bunimovitz believes that he is currently entitled to receive 370,951 of the Earn Out Shares based on the Issuer’s performance during its 2009 fiscal year.  Of the 1,875,951 shares of Common Stock held by Mr. Bunimovitz, 317,958 of such shares have been held in escrow by the Issuer (the “Holdback Shares”) to secure certain indemnification obligations of Mr. Bunimovitz and the other sellers pursuant to the Merger Agreement.  In May, 2010, 158,979 of the Holdback Shares were released by the Issuer to Mr. Bunimovitz, so that 158,979 Holdback Shares are currently held in escrow by the Issuer pursuant to the Merger Agreement.  Mr. Bunimovitz has the sole power to vote and dispose of all of such shares, except for any Earn Out Shares which have not been earned or issued to him.  All share amounts in this statement reflect a 1 for 3 reverse stock split of the Common Stock which was effective on March 11. 2010.

(c) In May, 2010, 158,979 of the Holdback Shares were released by the Issuer to Mr. Bunimovitz.  In addition, Mr. Bunimovitz believes that he is currently entitled to receive  370,951 of the Earn Out Shares based on the Issuer’s performance during its 2009 fiscal year.  Other than the foregoing transactions, Mr. Bunimovitz has not effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

(d) No person other than Mr. Bunimovitz is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Bunimovitz is presently employed by the Issuer as its Chief Executive Officer and is a member of the Board.

In addition, Mr. Bunimovitz is a party to and beneficiary of a Voting Agreement dated as of January 20, 2009 (the “Voting Agreement”), entered into by Mr. Bunimovitz, in his capacity as Sellers Representative under the Merger Agreement, the Issuer and Berth H. Milton, in connection with the consummation of the transactions contemplated by the Merger Agreement.  Among other things, the Voting Agreement provides that the parties thereto will vote their shares of Common Stock in favor of electing Mr. Bunimovitz as a director of the Issuer until the earlier to occur of (i) the termination of Mr. Bunimovitz’s employment with the Issuer and (ii) the day immediately preceding the Issuer’s 2012 annual stockholders meeting.  A copy of the Voting Agreement is attached to this statement as Exhibit B.

Mr. Bunimovitz is also a party to and beneficiary of a Registration Rights Agreement dated as of January 20, 2009 (the “Registration Rights Agreement”), entered into by Mr. Bunimovitz, the Issuer and certain other sellers, in connection with the consummation of the transactions contemplated by the Merger Agreement.  Among other things, the Registration Rights Agreement grants Mr. Bunimovitz and the other sellers party to the Registration Rights Agreement the right, subject to certain conditions and limitations, to register their shares of Common Stock if the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended, in connection with the public offering of such securities.  A copy of the Registration Rights Agreement is attached to this statement as Exhibit C.

Item 7.                      Material to be Filed as Exhibits.

Exhibit A:  Letter dated July 21, 2010 from Shartsis Friese LLP, counsel to Mr. Bunimovitz, to Guzik & Associates, counsel to the Issuer.

Exhibit B:  Voting Agreement, dated as of January 20, 2009, among Mr. Bunimovitz, in his capacity as Sellers Representative under the Merger Agreement, the Issuer and Berth H. Milton.

Exhibit C:  Registration Rights Agreement, dated as of January 20, 2009, among Mr. Bunimovitz, the Issuer and the other parties named therein.

CIK No. 74266R104

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 27, 2010

Ilan Bunimovitz

EXHIBIT A

JULY 21, 2010 LETTER FROM SHARTSIS FRIESE LLP
TO GUZIK & ASSOCIATES

July 21, 2010

VIA E-MAIL

Samuel S. Guzik, Esq.
Guzik & Associates
1875 Century Park East, Suite 700
Los Angeles, CA 90067

Re:	Purported Termination of Mr. Ilan Bunimovitz

Dear Mr. Guzik:

We represent Mr. Ilan Bunimovitz, the CEO of Private Media Group, Inc. (“Private” or the “Company”).  It is my understanding that Private, through a letter from its Chairman, Mr. Berth Milton, purported to terminate for cause the employment of Mr. Ilan Bunimovitz as CEO of the Company on July 19, 2010.  I understand that the Company issued a press release to that effect on July 19, 2010, and that the purported termination was pursuant to Board action.

We do not see how the purported action was legitimate or effective.  Among other things, a Board meeting must be noticed with at least 24 hours advance notice to be a proper meeting and for actions taken at the meeting to be valid.  No notice was given for a meeting on July 19 and thus no action taken clandestinely by a subset of the Board can constitute valid Board action to remove Mr. Bunimovitz. 1  Similarly, if the action was taken pursuant to written consent, the consent would need to be unanimous, which obviously it was not.

We also strongly dispute your client’s contention that any of the conditions for a termination “for cause” exist.  First, no 30 day notice was ever provided to Mr. Bunimovitz as required under section 4.1.3.(i) and (ii) of the Amended and Restated Employment Agreement, which precludes reliance on those sections.  As for any other bases, kindly specify in detail what conduct Private believes constitutes a basis for a purported termination with cause under sections 4.1.3.(iii) or (iv).  The purported basis in the letter from Mr. Milton dated July 19 are woefully vague and lacking in specificity.  The only specific matter is set forth is that Mr. Bunimovitz purportedly failed to deliver a business plan to the Board.  First, this is a matter covered by section 4.1.3.(ii) and no 30 day notice of any failure was ever provided to Mr. Bunimovitz as required by that section.  The purported failure to deliver a business plan cannot therefore constitute cause under the Employment Agreement.  Second, you and your client both know that Mr. Bunimovitz completed the business plan and asked the Company’s CFO to complete the financial section of the plan.  The CFO refused to complete the financial section, refused to take directions from Mr. Bunimovitz and instead would take direction only from the Company’s Chairman, Mr. Berth Milton.  For the Chairman to assert “cause” based on the refusal of the CFO to cooperate and complete the business plan, an employee who reports to the Chairman, is simply indicative of the fact that the claims being asserted by the Company are baseless.

I suspect that your client will not be able to detail any legitimate basis for termination for cause, which will confirm the fact that none exists.  I understand that your client is busy attempting to locate a possible basis for a termination for cause since none existed at the time of the purported termination.  Any such attempt at an ex post facto explanation for the purported termination will be seen for what it is and cannot validate the improper actions purportedly taken.  Indeed, it appears that the truth of the matter is that this action was taken because of and only after Mr. Bunimovitz raised several questions to the Board about the Chairman’s actions and how they might constitute violations of the federal securities laws, fiduciary duties, and other legal requirements.  It thus seems inescapable that the action of purportedly terminating Mr. Bunimovitz was taken in retaliation for his raising these issues and made in an attempt to silence him.  Under federal and state law the purported termination is therefore unlawful, invalid and requires that Mr. Bunimovitz be reinstated to his position.

The purpose of this letter is not to exhaustively list all of the reasons why the purported termination of Mr. Bunimovitz was invalid, but rather to highlight some of the more obvious reasons why it was improper and to put you on notice that Mr. Bunimovitz believes that he remains the CEO of the Company.  In addition, and to the extent that with valid Board action the Board elects to remove Mr. Bunimovitz, there is no “cause” for doing so and Mr. Bunimovitz’s employment benefits will continue through the term of the Employment Agreement.  Finally, if Mr. Bunimovitz is ever removed as CEO it will have been done in retaliation for his raising questions as to the propriety and legality of certain transactions and unlawful for that reason.

Please feel free to contact me if you have any questions.

Sincerely,

/s/ Jahan P. Raisse

Jahan P. Raissi

cc:	Mr. Ilan Bunimovitz

1           Similarly, the Board meeting held today was not a properly noticed meeting as your client - if it gave notice to Mr. Bunimovitz at all - apparently gave notice to Mr. Bunimovitz by sending an email to Mr. Bunimovitz’s Private email address.  However, your client has blocked Mr. Bunimovitz’s access to that account and thus he never received notice of the meeting and your client was well aware of the fact that he would not receive notice of the meeting.  In the future, all notices and other communications with Mr. Bunimovitz, if by email, should be sent to the following address: ilanb001@gmail.com.

EXHIBIT B

VOTING AGREEMENT

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is made and entered into as of January 20, 2009, by and between BERTH H. MILTON (“Stockholder”), on the one hand, and PRIVATE MEDIA GROUP, INC., a Nevada corporation (the “Private”), and ILAN BUNIMOVITZ, in his capacity as “Sellers Representative” on his own behalf and on the behalf of ANDREW SULLIVAN, DENNIS WOO and PETER MARINAC (each of Ilan Bunimovitz, Andrew Sullivan, Dennis Woo and Peter Marinac sometimes individually referred to as a “Seller” and together, “Sellers”), with reference to the following facts:

A.           This Agreement is being entered into pursuant to an Agreement and Plan of Reorganization dated as of January 20, 2009 (the “Merger Agreement”), by and among Private, Sellers, PRVT Acquisition Corp I, PRVT Acquisition Corp II, GameLink, LLC, eLine, LLC, Mama’s LLC, ThinkForward, Inc. and GreenCine., Inc.

B.           Stockholder currently owns beneficially or of record 31,102,985 shares of Private Common Stock (the “Common Stock”).

C.           The execution and delivery of this Agreement is a condition to the consummation of the transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein and for other consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto further agree as follows:

ARTICLE 1

DEFINITIONS

(a) “Beneficially Own” or “Beneficial Ownership” with respect to the Common Stock shall mean having the power to vote Shares on the applicable record date, including power pursuant to any agreement, arrangement or understanding, whether or not in writing.

(b) “Holder” is defined in Exhibit A” to this Agreement.

(b)           “Stockholder's Shares” shall mean all Shares Beneficially Owned by the Stockholder from time to time, whether currently owned or hereinafter acquired, including, without limitation, any shares of Common Stock issued upon exercise of Private employee stock options Beneficially Owned by such Stockholder.

(c) “Shares” shall mean shares of Private Common Stock.

(d) All capitalized terms not defined in this letter shall have the meaning ascribed thereto in the Merger Agreement.

ARTICLE 2

VOTING OF SHARES

2.1 Vote in Favor of the Merger Agreement Requirements. During the period commencing on the date of this Agreement, Stockholder, solely in the Stockholder's capacity as a stockholder of Private (and not, if applicable, in the Stockholder's capacity as an officer or director of Private), agrees to vote (or cause to be voted) all of the Stockholder's Shares at any meeting of the stockholders of Private or any adjournment thereof, or in any action by written consent of the stockholders of Private:

(a) in favor of electing Ilan Bunimovitz to Private’s Board of Directors (and against the removal of Ilan Bunimovitz as a member of Private’s Board of Directors other than for cause) until the earlier to occur of (i) the termination of Ilan Bunimovitz’s employment with Private or its Affiliates, and (ii) on the day immediately preceding Private’s 2012 Annual Meeting of Shareholders; and

(b) in favor of the approval of the issuance by Private of the Merger Consideration Shares at Private’s 2009 Annual Meeting of Shareholders or at any other meeting of Private shareholders at which such matter is brought for a vote.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Private and Sellers Representative as of the date hereof as follows:

3.1 Authorization. The Stockholder has all legal right, power, authority and capacity to execute and deliver this Agreement and to perform his, her or its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.

3.2 Title to Shares. Exhibit “A” correctly sets forth the number of Shares and any options, warrants or other rights to acquire Shares, held by the Stockholder and sets forth all of the securities of Private Beneficially Owned by the Stockholder as of the date of this Agreement. Except as otherwise set forth in Exhibit “A,” the Stockholder (a) is the record or beneficial owner of all of the Shares set forth on Exhibit “A” and has good title to all such Shares free and clear of all liens, encumbrances, security interests, charges, claims, proxies or voting restrictions and (b) has sole power of disposition of such Shares, sole power to vote all of such Shares and sole power to agree to all of the matters set forth in this Agreement, in each case with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

3.3 Noncontravention. Except as set forth on Exhibit “A”, the execution and delivery of this Agreement by Stockholder, and Stockholder’s performance of his obligations hereunder, do not and will not violate or conflict with, result in a breach of or constitute a default under any material agreement, contract, lease, license, instrument, or other arrangement to which Stockholder is a party, or by which Stockholder is bound, or to which any of the Stockholder’s Shares are subject.

ARTICLE 4

COVENANTS OF THE STOCKHOLDER

4.1 Further Assurances. From time to time and without additional consideration, the Stockholder (in his, her or its capacity as such) shall execute and deliver, or cause to be executed and delivered, such additional certificates and other instruments, and shall take such further actions, as may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

ARTICLE 5

GENERAL PROVISIONS

5.1 Successors and Assigns. Except as otherwise provided herein, this Agreement shall inure to the benefit of and bind the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer on any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.2 Headings. The headings of sections and subsections in this Agreement are used for convenience of reference only and are not to be considered in construing or interpreting this Agreement.

5.3 Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. A facsimile copy shall have the same legal effect as the original. 5.4 Notices. All written notices, demands and requests of any kind which either Party may be required or may desire to serve upon the other Party hereto in connection with this Agreement shall be delivered only by courier or other means of personal service which provides written verification of receipt or by registered or certified mail return receipt requested, or by facsimile; provided that the facsimile is promptly followed by delivery of a hard copy of such notice which provides written verification or receipt (each, a “Notice”). Any such Notice delivered by registered or certified mail shall be deposited in the United States mail with postage thereon fully prepaid, or if by courier then deposited prepaid with the courier. All Notices shall be addressed to the Parties to be served as follows:

If to Sellers:

At the address indicated below their signatures at the end of this Agreement.

If to Private:

Private Media Group, Inc.
Calle de la Marina 14-16
Floor 18, Suite D
08005 Barcelona, Spain
Attention: Chief Financial Officer

With a copy to:

Samuel S. Guzik, Esq.
Guzik & Associates
1875 Century Park East, Suite 700
Los Angeles, California 90067
Facsimile: 310.914.8606

If to Milton:

c/o Private Media Group, Inc.
Calle de la Marina 14-16
Floor 18, Suite D
08005 Barcelona, Spain

Service of any such notice or demand so made shall be deemed complete on the day of actual delivery thereof as shown by the addressee’s registry or certification receipt or other evidence of receipt, or refusal of delivery. Any Party hereto may from time to time by notice in writing served upon the others as aforesaid designate a different mailing address or a different or additional person to which all such notices or demands thereafter are to be addressed.

5.4 Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and to be performed within such state, and without regard to the conflicts of laws principles thereof. Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement to arbitrate, shall be determined by arbitration in Los Angeles County, California, before a single arbitrator. The arbitration shall be administered by JAMS pursuant to its applicable Arbitration Rules and Procedures. Judgment on the award may be entered in any court having jurisdiction. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction. The arbitrator shall award to the prevailing party, as determined by the arbitrator, all of its costs and fees, including the costs of the arbitration, the fees of the arbitrator, and the reasonable attorneys’ fees of the prevailing party. Subject to the foregoing, any suit or other proceedings brought hereon shall be brought in the federal or state court sitting in the County of Los Angeles, California, the Parties hereto hereby waiving any claim or defense that such forum is not convenient or proper. Each Party hereby agrees that any such or arbitrator court shall have in personam jurisdiction over it and consents to service of process in any manner authorized by California law. The prevailing Party in such suit or proceeding shall be entitled to all of its costs and fees, including reasonable attorneys’ fees.

5.5 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any such prior or subsequent occurrence.

5.6 Severability. The provisions of this Agreement are intended to be interpreted in a manner which makes them valid, legal, and enforceable. In the event any provision of this Agreement is found to be partially or wholly invalid, illegal or unenforceable, such provision shall be modified or restricted to the extent and in the manner necessary to render it valid, legal, and enforceable. It is expressly understood and agreed between the Parties that such modification or restriction may be accomplished by mutual accord between the Parties or, alternatively, by disposition of an arbitrator or a court of law. If such provision cannot under any circumstances be so modified or restricted, it shall be excised from this Agreement without affecting the validity, legality or enforceability of any of the remaining provisions.

5.7 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties with respect to the subject matter hereof, and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

5.8 Fiduciary Duties. The Stockholder is signing this Agreement solely in such stockholder's capacity as an owner of the Stockholder’s Shares, and nothing herein shall prohibit, prevent or preclude such Stockholder from taking or not taking any action, as required by applicable law in his, her or its capacity as an officer or director of Private.

5.9 Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by Stockholder, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, Stockholder waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach, and Stockholder shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

5.10 Grant of Proxy. Upon the failure of Stockholder to vote the Stockholder’s Shares in accordance with the terms of this Agreement, but subject to the exercise of any rights by Holder to vote Shares as described in Note 1 to Exhibit “A”, Stockholder hereby grants to the Sellers Representative a proxy coupled with an interest in all of the Stockholder’s Shares, which proxy shall be irrevocable until this Agreement terminates pursuant to its terms, to vote all shares of capital stock in the manner provided in Article II hereof. The proxy and power will survive the death, incompetency, disability, merger, reorganization or dissolution of Stockholder.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Voting Agreement has been duly executed by or on behalf of the parties hereto as of the date first above written.

“Company”

PRIVATE MEDIA GROUP, INC.

By:  ____________________________
Name:  Johan Gillborg
Title:  Chief Financial Officer

“Stockholder”

_______________________________
BERTH H. MILTON

“Sellers Representative”

_______________________________
ILAN BUNIMOVITZ

 [Signature Page to the Voting Agreement]

Exhibit “A” to Voting Agreement

OPTIONS:

180,000 Employee Stock Options

COMMON STOCK:

Record Owner                                                      Number of Shares

Berth H. Milton                                                      6,021,000
Bajari Properties Ltd.                                                                2,785,076
Slingsby Enterprises Ltd.                                                      22,296,909(1)
TOTAL                                                      31,102,985

(1)           Of these Shares, 16,800,000 Shares are pledged to secure a Note from Private under a Pledge Agreement dated December 21, 2001, by and between Slingsby Enterprises Ltd. and Consipio Holding bv (“Holder”), as successor to Commerzbank AG, to secure obligations of Private under the Note. Under the terms of the Pledge Agreement 4,950,000 Shares of the 16,800,000 Shares have been delivered to the Holder. In August 2008 Holder notified Private that the Note was in default and that it intended to exercise its rights under the Note and the Pledge Agreement. If it is determined that the Note is in default under the terms of the financing documents, so long as the default is continuing Holder, under the Pledge Agreement, could assert the power to vote or dispose of the 16,800,000 Shares. As of the date of this Agreement, Holder has not purported to exercise any of its rights under the Pledge Agreement. Accordingly, Stockholder’s representations and warranties are subject to Holder’s potential rights to exercise voting control over or dispose of these 16,800,000 Shares described herein.

EXHIBIT C

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT

BY AND AMONG

PRIVATE MEDIA GROUP, INC.,

AND

ILAN BUNIMOVITZ, ANDREW SULLIVAN, DENNIS WOO AND PETER MARINAC

January 20, 2009

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) dated as of January 20, 2009, is made by and among PRIVATE MEDIA GROUP, INC., a Nevada corporation (the “Company”), and ILAN BUNIMOVITZ, ANDREW SULLIVAN, DENNIS WOO and PETER MARINAC (each of Ilan Bunimovitz, Andrew Sullivan, Dennis Woo and Peter Marinac sometimes individually referred to as a “Seller” and together, “Sellers”), with reference to the following facts:

A.           Concurrently with the execution and delivery of this Agreement, pursuant to an Agreement and Plan of Reorganization dated as of January 20, 2009 (the “Merger Agreement”), by and among Private Media Group, Inc. (“Private”), Sellers and others, Sellers are entitled to receive shares of Common Stock of the Company as Merger Consideration, as provided therein.

B.           The execution and delivery of this Agreement is a condition to the consummation of the transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein and for other consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto further agree as follows:

1. Registration Rights. The Company covenants and agrees as follows:

1.1 Definitions. For purposes of this Section 1:

(a) "Common Stock" means the Company's common stock, par value $.001 per share.

(b) “Form S-3” means such form under the 1933 Act as in effect on the date hereof or any registration form under the 1933 Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

(c) “Holder” means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1.8 hereof.

(d) “1933 Act” means the Securities Act of 1933, as amended.

(e) “1934 Act” means the Securities Exchange Act of 1934, as amended.

(f) “register”, “registered”, and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the 1933 Act, and the declaration or ordering of effectiveness of such registration statement or document.

(g) “Registrable Securities” means (i) the shares of Common Stock issued or issuable pursuant to the Merger Agreement and (ii) any other shares of Common Stock of the Company issued as a dividend or other distribution with respect to, or in exchange for, or in replacement of, the shares referenced in clause (i) above; provided that there shall be excluded any Registrable Securities sold by a person in a transaction in which that person’s rights under this Section 1 are not assigned.

(h) The number of shares of “Registrable Securities” outstanding shall be determined by the number of shares of Common Stock outstanding that are, and the number of shares of Common Stock issuable pursuant to then exercisable or convertible securities that are, Registrable Securities.

(i) “SEC” means the Securities and Exchange Commission.

(j) Other Terms: Any other capitalized term not defined herein shall have the meaning set forth in the Merger Agreement.

1.2 Company Registration.

(a) If (but without any obligation to do so) the Company proposes to register any of its stock (including a registration effected by the Company for stockholders other than the Holders) or other securities under the 1933 Act in connection with the public offering of such securities on any form which also would permit registration of the Registrable Securities, the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within thirty (30) days after such notice by the Company, the Company shall, subject to the provisions of Section 1.2(c), cause to be registered under the 1933 Act all of the Registrable Securities that each such Holder has requested to be registered.

(b) The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 1.2 prior to the effectiveness of such registration, whether or not any Holder shall have elected to include securities in such registration. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 1.8 hereof.

(c) In connection with any offering involving an underwriting of shares of the Company’s capital stock, the Company shall not be required under this Section 1.2 to include any requesting Holder’s securities in such underwriting, unless such Holder accepts the terms of the underwriting as agreed between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters) and enters into an underwriting agreement in customary form with the underwriter or underwriters selected by the Company, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested to be included in such offering by the Company, the Holders and other security holders to whom registration rights have been granted exceeds the amount of securities that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of securities (including Registrable Securities) that the underwriters determine in their sole discretion will not jeopardize the success of the offering (the Registrable Securities so included to be apportioned pro rata among the selling Holders according to the total amount of Registrable Securities requested to be included therein by each selling Holder or in such other proportions as shall mutually be agreed to by such selling Holders); provided, that the amount of Registrable Securities requested by the Holders to be included in such offering pursuant to this Section 1.2 and all other securities requested by other holders to be included in such offering pursuant to other “piggyback” registration rights shall be reduced first (the Registrable Securities and other securities so reduced to be apportioned pro rata among the selling Holders and other holders according to the total amount of Registrable Securities and other securities requested to be included therein by each selling Holder and other holder) before any reduction of any (i) securities requested to be included in such offering by any holders exercising “demand” registration rights or (ii) any securities sold by the Company to be included in such offering. Notwithstanding the foregoing, no Registrable Securities requested to be included in a registration shall be reduced unless all securities (other than the securities offered by the Company) held by persons without registration rights are first entirely excluded from such registration. For purposes of such apportionment among Holders, for any selling stockholder that is a Holder of Registrable Securities and that is a partnership or corporation, the partners, retired partners and stockholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single “selling Holder”, and any pro rata reduction with respect to such “selling Holder” shall be based on the aggregate amount of Registrable Securities requested to be included in such offering by all such related entities and individuals.

1.3 Obligations of the Company. Whenever required under this Section 1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use best efforts to cause such registration statement to become effective, and keep such registration statement effective for a period of up to two hundred seventy (270) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided that (i) such two hundred seventy (270) day period shall be extended for a period of time equal to (A) the period the Holder refrains from selling any securities included in such registration at the request of an underwriter of Common Stock (or other securities) of the Company and (B) the period of any suspension of use of such registration statement under the circumstances described in Section 1.3(f); and (ii) in the case of any registration of Registrable Securities on Form S-3 (or any other Form, to the extent permitted by law) that are intended to be offered on a continuous or delayed basis, such two hundred seventy (270) day period shall be extended, if necessary, to keep the Registration Statement effective until all such Registrable Securities are sold, except to the extent that the Holders (and any affiliate of the Holders with whom the Holders must aggregate their sales under Rule 144) of such Registrable Securities may sell those Registrable Securities in any three-month period without regard to the volume limitation and without registration in compliance with Rule 144 under the 1933 Act;

(b) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the 1933 Act with respect to the disposition of all securities covered by such registration statement during the period of time such registration statement remains effective;

(c) furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the 1933 Act, and such other documents as they may reasonably request to facilitate the disposition of Registrable Securities owned by them;

(d) use best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering;

(f) during the period of time such registration statement remains effective, immediately notify each Holder of Registrable Securities covered by such registration statement in writing at any time when (i) a prospectus relating thereto is required to be delivered under the 1933 Act or (ii) the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and in the case of clause (ii) above, the Holder shall suspend the use of the prospectus until its receipt of the written notice referred to in the last sentence of this Section 1.3(f). Notwithstanding the provisions of this Section 1.3, the Company may, during the period a registration statement is required to remain effective hereunder, suspend the use of the prospectus for a period not to exceed sixty (60) days (whether or not consecutive) in any 12-month period if the Board of Directors of the Company determines in good faith that because of valid business reasons, including pending mergers or other business combination transactions, the planned acquisition or divestiture of assets, pending material corporate developments and similar events, it is in the best interests of the Company to suspend such use, and prior to or contemporaneously with suspending such use the Company provides the Holders of Registrable Securities with written notice of such suspension (which notice need not specify the nature of the event giving rise to such suspension), and the Holder shall suspend the use of the prospectus until its receipt of the written notice referred to in the last sentence of this Section 1.3(f). At the end of any suspension period referred to in the first or second sentence of this Section 1.3(f), the Company shall immediately provide the Holders with written notice of the termination of such suspension.

(g) cause all such Registrable Securities registered hereunder to be listed on each securities exchange on which securities of the same class issued by the Company are then listed;

(h) provide a transfer agent and registrar for all Registrable Securities registered hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration; and

(i) furnish, at the request of any Holder, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 1, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities, and (ii) a “comfort” letter signed by the independent public accountants who have certified the Company’s financial statements included in the registration statement, covering substantially the same matters with respect to the registration statement (and the prospectus included therein) and with respect to events subsequent to the date of the financial statements, as are customarily covered in accountants’ letters delivered to the underwriters in underwritten public offerings of securities addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

1.4 Information from Holder. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding such Holder, the Registrable Securities held by such Holder, and the intended method of disposition of such securities as shall be required to effect the registration of such Registrable Securities.

1.5 Expenses of Registration. All expenses incurred by the Company in connection with registrations, filings or qualifications pursuant to this Section 1, including without limitation all registration, filing and qualification fees, printing fees and expenses, accounting fees and expenses, fees and disbursements of counsel for the Company and the fees and disbursements of one counsel for the selling Holders selected by the Holders, shall be borne by the Company. Anything herein to the contrary notwithstanding, all underwriting discounts, selling commissions and transfer taxes incurred in connection with a sale of Registrable Securities shall be borne and paid by the Holder thereof, and the Company shall have no responsibility therefor.

1.6 Indemnification. If any Registrable Securities are included in a registration statement under this Section 1:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners or officers, directors and stockholders of such Holder, legal counsel and accountants for such Holder, any underwriter (as defined in the 1933 Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the 1933 Act or the 1934 Act, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the 1933 Act, the 1934 Act or any other federal or state securities law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based on any of the following statements, omissions or violations (collectively a “Violation”): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the 1933 Act, the 1934 Act or any state securities law; and the Company will reimburse such Holder, underwriter or controlling person for any legal or other expenses incurred, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided that the indemnity agreement in this Section 1.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld or delayed), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based on a Violation that occurs in reliance on and in conformity with written information furnished expressly for use in connection with such registration by such Holder, underwriter or controlling person.

(b) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who shall have signed the registration statement, each person, if any, who controls the Company within the meaning of the 1933 Act, legal counsel and accountants for the Company, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages or liabilities to which any of the foregoing persons may become subject, under the 1933 Act, the 1934 Act or any other federal or state securities law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based on any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance on and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any person intended to be indemnified pursuant to this Section 1.6(b), for any legal or other expenses reasonably incurred, as incurred, by such person in connection with investigating or defending any such loss, claim, damage, liability or action; provided that the indemnity agreement in this Section 1.6(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld or delayed); and provided further that in no event shall any indemnity by such Holder under this Section 1.6(b), when aggregated with amounts contributed, if any, pursuant to Section 1.6(d), exceed the net proceeds from the sale of Registrable Securities hereunder received by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 1.6 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.6, deliver to the indemnifying party notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent that the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to notify the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.6, but the omission so to notify the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 16.

(d) If the indemnification provided in this Section 1.6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that shall have resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations; provided that in no event shall any contribution by a Holder under this Section 1.6(d), when aggregate with amounts paid, if any, pursuant to Section 1.6(b), exceed the net proceeds from the sale of Registrable Securities hereunder received by such Holder. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) The obligations of the Company and Holders under this Section 1.6 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1, and otherwise.

1.7 Reports under 1934 Act. With a view to making available to the Holders the benefits of Rule 144 promulgated under the 1933 Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration statement (including, without limitation, Form S-3), the Company agrees to:

(a) make and keep public information available, as those terms are used in SEC Rule 144, at all times;

(b) take such action as is necessary to enable the Holders to utilize Form S-3 for the sale of their Registrable Securities;

(c) file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act; and

(d) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith on request, (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144, the 1933 Act and the 1934 Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to such form.

1.8 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 1 shall not be assigned without the prior written consent of the Company.

1.9 Termination of Registration Rights. No Holder shall be entitled to exercise any right provided in this Section 1 with respect to a Registrable Security (i) after the date on which that Registrable Security has been sold under a registration statement filed in accordance with this Agreement or (ii) if all Registrable Securities held by such Holder (and any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three-month period without volume limitation and without registration in compliance with Rule 144 under the 1933 Act.

2. Miscellaneous.

2.1 Successors and Assigns. Except as otherwise provided herein, this Agreement shall inure to the benefit of and bind the respective successors and permitted assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer on any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

2.2 Headings. The headings of sections and subsections in this Agreement are used for convenience of reference only and are not to be considered in construing or interpreting this Agreement.

2.3 Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. A facsimile copy shall have the same legal effect as the original.

2.4 Notices. All written notices, demands and requests of any kind which either Party may be required or may desire to serve upon the other Party hereto in connection with this Agreement shall be delivered only by courier or other means of personal service which provides written verification of receipt or by registered or certified mail return receipt requested, or by facsimile; provided that the facsimile is promptly followed by delivery of a hard copy of such notice which provides written verification or receipt (each, a “Notice”). Any such Notice delivered by registered or certified mail shall be deposited in the United States mail with postage thereon fully prepaid, or if by courier then deposited prepaid with the courier. All Notices shall be addressed to the Parties to be served as follows:

If to Sellers:

At the address indicated below their signatures at the end of this Agreement.

If to the Company:

Private Media Group, Inc.
Calle de la Marina 14-16
Floor 18, Suite D
08005 Barcelona, Spain
Attention: Chief Financial Officer

With a copy to:

Samuel S. Guzik, Esq.
Guzik & Associates
1875 Century Park East, Suite 700
Los Angeles, California 90067

Service of any such notice or demand so made shall be deemed complete on the day of actual delivery thereof as shown by the addressee’s registry or certification receipt or other evidence of receipt, or refusal of delivery. Any Party hereto may from time to time by notice in writing served upon the others as aforesaid designate a different mailing address or a different or additional person to which all such notices or demands thereafter are to be addressed.

2.5 Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and to be performed within such state, and without regard to the conflicts of laws principles thereof. Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement to arbitrate, shall be determined by arbitration in Los Angeles County, California, before a single arbitrator. The arbitration shall be administered by JAMS pursuant to its applicable Arbitration Rules and Procedures. Judgment on the award may be entered in any court having jurisdiction. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction. The arbitrator shall award to the prevailing party, as determined by the arbitrator, all of its costs and fees, including the costs of the arbitration, the fees of the arbitrator, and the reasonable attorneys’ fees of the prevailing party. Subject to the foregoing, any suit or other proceedings brought hereon shall be brought in the federal or state court sitting in the County of Los Angeles, California, the Parties hereto hereby waiving any claim or defense that such forum is not convenient or proper. Each Party hereby agrees that any such or arbitrator court shall have in personam jurisdiction over it and consents to service of process in any manner authorized by California law. The prevailing Party in such suit or proceeding shall be entitled to all of its costs and fees, including reasonable attorneys’ fees.

2.6 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Company and the Holders of a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities then outstanding and each future holder of all such Registrable Securities and the Company. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any such prior or subsequent occurrence.

2.7 Severability. The provisions of this Agreement are intended to be interpreted in a manner which makes them valid, legal, and enforceable. In the event any provision of this Agreement is found to be partially or wholly invalid, illegal or unenforceable, such provision shall be modified or restricted to the extent and in the manner necessary to render it valid, legal, and enforceable. It is expressly understood and agreed between the Parties that such modification or restriction may be accomplished by mutual accord between the Parties or, alternatively, by disposition of an arbitrator or a court of law. If such provision cannot under any circumstances be so modified or restricted, it shall be excised from this Agreement without affecting the validity, legality or enforceability of any of the remaining provisions.

2.8 Entire Agreement. This Agreement (including the documents referred to herein) constitute the entire agreement between the Parties with respect to the subject matter hereof, and supersede any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

2.9 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any Party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any Party’s part of any breach, default or noncompliance under this Agreement or any waiver on such party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

IN WITNESS WHEREOF, this Registration Rights Agreement has been duly executed by or on behalf of the parties hereto as of the date first above written.

“Company”

PRIVATE MEDIA GROUP, INC.

By:  ____________________________________
Name: Johan Gillborg
Title: Chief Financial Officer

“Sellers”
__________________________________________
ILAN BUNIMOVITZ
____________________________________
____________________________________
____________________________________

__________________________________________
ANDREW SULLIVAN
____________________________________
____________________________________
____________________________________

__________________________________________
DENNIS WOO
____________________________________
____________________________________
____________________________________

__________________________________________
PETER MARINAC
____________________________________
____________________________________
____________________________________

 [Signature page to Registration Rights Agreement]